6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   May 5, 2005

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

            BASF and Shell to Sell Their Stakes in Basell
                to Consortium Led by Access Industries

    LUDWIGSHAFEN, Germany & LONDON--(BUSINESS WIRE)--May 5, 2005--BASF and Shell Chemicals are to sell their 50-50 joint venture Basell, one of the world's leading manufacturers of polyolefins, to a consortium led by New York-based Access Industries together with The Chatterjee Group. A corresponding agreement was signed. The sale price will total EUR 4.4 billion, including debt.
    The transaction is subject to approval by the relevant antitrust authorities and closing is expected in the second half of 2005.
    BASF and Shell announced plans to review options for the joint venture in July 2004. The two companies established Basell as an independent company in 2000 to successfully consolidate their polyolefins businesses across the world. Basell achieved competitive advantages such as cost leadership through world-scale plants, and has developed into one of the world leaders in its industry.
    "Basell's recent strong performance has shown that it was the right decision to form the joint venture," said Dr. John Feldmann, member of the Board of Executive Directors of BASF Aktiengesellschaft, and Chairman of Basell's Supervisory Board. "The strategic divestment will now create additional value for the BASF Group as part of the company's ongoing portfolio management. In its Plastics segment, BASF will continue to focus its strategic position on styrenics, performance polymers, polyurethanes and their related value chains."
    "Basell has successfully consolidated the portfolio of polyolefins assets of the two shareholders to become a major player in the industry," said Fran Keeth, Executive Vice President, Shell Chemicals. "The divestment enables Shell to optimize shareholder value and focus on our strategy of leveraging the synergies between oil products and chemicals activities, to strengthen our core portfolio in Europe and North America, and to grow in Asia and the Middle East."
    "I'm very pleased that we are the successful bidder for Basell," said Len Blavatnik, Chairman of Access Industries. "We are experienced in industrial investments in companies that compete in large, cyclical markets, and we believe Basell is an attractively positioned global business with an excellent future. I am very impressed by Basell's track record, and by the company's highly professional and motivated management and workforce."
    Dr. Chatterjee, Chairman of The Chatterjee Group, likewise praised Basell's "broad-based customer portfolio, premium market position and leading capability in product and process innovation. We look forward to consolidating Basell's global leadership position through enhanced commitments in technology."

    Basell

    Basell is headquartered in Hoofddorp, the Netherlands. The company has sales activities in more than 120 countries and operates production sites in 21 countries worldwide. Basell employs a workforce of 6,600 employees: about 5,200 in Europe and about 1,000 in North America. In 2004, Basell posted sales of EUR 6.7 billion.
    Basell is the world's largest producer of polypropylene and advanced polyolefins, and is a leading supplier of polyethylene and catalysts. The company is a global leader in the development and licensing of polypropylene and polyethylene processes. These plastics are used in a wide number of applications, for example in the packaging and automotive industries and for consumer goods.

    BASF

    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York
(BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    Shell

    Shell Chemicals collectively refers to the companies of the Royal Dutch/Shell Group engaged in the chemicals business. Shell chemicals companies manufacture and deliver petrochemical building blocks and polyolefins to industrial customers. These products are widely used in plastics, coatings and detergents. For further information please visit www.shell.com/chemicals/news.

    Access Industries

    Access Industries, founded by company Chairman and President Len Blavatnik in 1986, is a privately held, US-based industrial holding company with investments worldwide. Access has long-term strategic interests in the oil, aluminium, coal and telecommunications sectors.

    The Chatterjee Group

    The Chatterjee Group (TCG) is a privately held, US-based investment organisation with a significant business presence in India. Dr. Purnendu Chatterjee is the chairman of TCG, which has a controlling interest in Haldia Petrochemicals Ltd, a major integrated petrochemical company that utilises Basell technology.

    CONTACT: BASF
             Daniel Smith, +49 621 60-20829 or +49 173 875 1466
             daniel.smith@basf-ag.de
             Fax: +49 621 60-92693
             or
             Shell
             Lisa Givert, +44 207 934 2914
             Lisa.givert@shell.com
             Fax: +44 207 934 5252
             or
             Basell
             Michelle Talmo Harrell, +1 410 996 1366
             michelle.harrell@basell.com
             Mobile: + 1 302 438 6574
             or
             Access Industries (USA)
             Peter L Thoren, +1 212 247 6400
             pthoren@accind.com
             or
             Access Industries (UK)
             John Stonborough,  +44 7771 893 683
             jsmediaco@aol.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             BASF Aktiengesellschaft


Date: May 5, 2005            By: /s/ Elisabeth Schick
                             ------------------------------------
                             Name: Elisabeth Schick
                             Title: Director Site Communications Ludwigshafen
                             and Europe


                             By: /s/ Christian Schubert
                             ------------------------------------
                             Name: Christian Schubert
                             Title: Director Corporate Communications
                             BASF Group